

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

By U.S. Mail and Facsimile to: (858) 756 - 8301

John M. Eggemeyer
Chief Executive Officer
White River Capital, Inc.
6051 El Tordo
P.O. Box 9876
Rancho Santa Fe, California 92067

> **Re: White River Capital, Inc.**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2009**
> **Quarterly Report on Form 10-Q for the quarters ended March 31, 2010,**
> **June 30, 2010 and September 30, 2010**
> **Filed March 15, 2010, May 11, 2010, August 6, 2010 and November 12, 2010**
> **File No. 001-33257**

Dear Mr. Eggemeyer:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Christian Windsor
Senior Attorney